U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                      Flagship International Holding, Ltd.
                 (Name of Small Business Issuer in its charter)



         Nevada                                           46-040737
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


2814 South 107th Avenue
Omaha, Nebraska                                                   68124
(Address of principal executive office)                           (Zip Code)

Issuer's telephone number (402) 926-1590


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares



                                 Charles Clayton
                                  607 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

ITEM 1. DESCRIPTION OF BUSINESS

         Flagship International Holding, Ltd. was first incorporated in Minnesota in 1969 as T and C Home Furnishings, Inc. There have been several name changes over the years, and, in late 1999 the Company changed its domicile to Nevada, and shortly after that changed the name to the present name.

         The Flagship Companies, Inc. was first created as a holding company, also incorporated in Minnesota, that has acquired Brokerage Solutions, Inc., Bob Casegrande & Associates, Inc., Regional Marketing Solutions, Inc. and Certified Financial Services. The Flagship Companies, Inc. was merged with Flagship International Holding, Ltd., in October, 2000.

         The main present business of the Company is the sale of insurance. The Company acts as a general insurance agent in its subsidiaries, with an emphasis on tax strategy plans using insurance products. The other present business is providing management services to a company with a cattle fattening biological sorting device.

         The several insurance agencies that have merged continue to operate under their names on a local basis as an autonomous unit to preserve the client base. Independent insurance agents have been placed in a squeeze in recent years because of direct sales, bank sales and internet sales. The insurance companies in an effort to control costs have set higher limits to receive incentives, bonuses and special support.

         With the acquisition of several agencies acting as a whole the independent agent has the means to receive superior service from his chosen carrier, incentives, and the ability to sell his interest in the agency when he is ready to retire.


ITEM 2. PLAN OF OPERATION

         The experience of the Company in the insurance business led it into the interval vacation, or time share, business. Officers of the Company designed an insurance product to cover the risks of death, disability and unemployment for purchasers of time share units on credit. The Company has become aware that the developers of time share have a continuing problem with financing new developments.

         The Company intends to purchase receivables that originated in projects that meet certain criteria, and will be called "Qualified Receivables." This will be purchased from developers who meet certain criteria, and will be called "Qualified Developers." The purchases will have full recourse to the seller for any receivable that goes into default.

         In order to purchase the Qualified Receivables the Company will borrow money by issuing medium term notes that are general obligations of the Company and are collateralized by the proceeds of the Qualified Receivables. The notes will be issued by a trust indenture with a bank. The notes will have a stated maturity of seven years, they will be subject to redemption quarterly after five years at par, and will bear interest at the current market rate.


ITEM 3. DESCRIPTION OF PROPERTY

         The Company leases office space. The lease began on September 1, 1999 and ends on August 31, 2004. The rent is $1,500 per month, and will increase to $1,650 per month on September 1, 2001, and remain for the rest of the lease.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         There are presently 3,838,067 shares of the Company's common shares outstanding. The following table sets forth the information as to the ownership of each person who, as of this date, owns of record, or is known by the Company to own beneficially, more than five per cent of the Company's common stock, and the officers and directors of the Company.


                             Shares of            Percent of Ownership
Name                         Common Stock
----------------------------------------------------------------------

Steve Johnson                  394,500                    10%

Wayne Nelson                   191,380                     5%

Lowell Johnson                 313,540                     8%

Michael Kruger                  35,000                     1%

Bob Casagrande                  91,000                     2%

Mountain Plains Invest*        255,000

Ruben Jensen                   400,000                    10%

John Stolski                   265,000                     7%

Research Communication       **200,000

Directors and Officers       1,559,640                    40%
as a group

         *The owners of Mountain Plains Investments are William Hough, Steve Johnson, Lowell Johnson, Wayne Nelson and Bob Casagrande. The shares are equally divided between them, as a result the percent of ownership is shown by each name included in the total shares beneficially owned.

         **The owners of Research Communications are Wayne Nelson, 25%, Lowell Johnson 25% and Steve Johnson, 50%, the percent of ownership is shown by each name included in the total shares beneficially owned.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the Company, with a brief description are as follows:

Name                       Age              Position
----                       ---              --------

Lowell Johnson             64               President, Director

Wayne Nelson               54               CFO, Director

Douglas Duey               53               Director

Ronald Lantz               64               Director

Michael Kruger             47               COO, Insurance

William Hough              68               Director

Robert Casagrande          47               Agency Manager

Steve Johnson              50               CEO, Director

         Lowell Johnson, Mr. Johnson is the President and a Director of the Company. For more than the past 5 years he has been the President and owner of Johnson & Associates. Mr. Johnson has a BA and a ME degree

         Wayne Nelson, Mr. Nelson is CFO and a Director. For more than the past 5 years Mr. Nelson has been the President of Financial Concepts. He has a BS degree, and is a CPA.

         Douglas Duey, Mr. Duey is a Director. For more than the past 5 years he has been the President and owner of the Cass County Bank and the Eagle State Bank. He has a BS degree

         Ronald Lantz, Mr. Lantz is a Director. Mr. Lantz is now retired. He holds a BS, MS and PhD in Chemical Engineering.

         Michael Kruger, Mr. Kruger is the Chief Operating Office of the Insurance Division. He has been the President of Regional Marketing Solutions, Inc. for the past 5 years. He has a BS degree. He has operated the insurance division of the Company as Chief Operating Officer since inception.

         William Hough, Mr. Hough is a Director. He is a retired investment banker. He spent the last 8 years as an independent broker. He was previously with Shearson, Lehman, Hutton as a broker and Dain Bosworth as a Vice President.

         Robert Casagrande, Mr. Casagrande is a Manager. He has operated BCA, Inc. for more than the past 5 years, and continues to manage the agency.

         Steve Johnson, Mr. Johnson is CEO and a Director. He has operated Brokerage Solutions, Inc. for more than the last 5 years. He has a BS degree and designations as a Chartered Financial Consultant, Chartered Life Underwriter and Registered Financial Planner.


ITEM 6. EXECUTIVE COMPENSATION

         There is no officer or director that was paid as much as $60,000 in the past year.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         A shareholder and an officer of The Flagship Companies, Inc. used their personal credit cards to make company purchases during 1999. The total of the purchases was $4,404, all which has been repaid.

         During 1999 the majority of the expenses of The Flagship Companies, Inc. were paid by Brokerage Solutions, Inc. Bob Casegrande & Associates, Inc. and Regional Marketing Solutions, Inc.


ITEM 8. LEGAL PROCEEDINGS

         None

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The Company's common stock has not traded at this time.

         There are 419 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

       Name                     Date         Shares         Cost

Bert Casagrande                 2/98        200,000         $50,000
Donald Ersham                   2/98        100,000         $25,000
Tom Gorrell                     6/98          5,380          $5,000
Richard Hartman                 2/98         40,000         $10,000
William Hough                   2/98         10,000         $10,000
Ruben Jensen                    2/98        400,000         $50,000
Ed Johnson                      2/98         27,000         $12,000
Jeffrey Johnson                 2/98          4,000          $1,000
Steven Johnson                  2/98        243,500        $257,000
Steve Kahler                    2/98         66,840         $68,000
Casey Kern                      2/98         35,000         $70,000
Ronald Lantz                    2/98        200,000         $50,000
Richard Manley                  3/98          2,500          $1,000
Max McCright                    2/98          8,000          $2,000
James Meisinger                 2/98         40,000         $10,000
Mountain Plains Investment      2/98        255,000        $137,000
Jerry Mullarkey                 2/98         10,000         $10,000
Peg Nieber                      2/98         15,000         $10,000
Charles Peek                    2/98          6,600          $1,500
Robert Schilling                2/98        100,000         $25,000
Russell Schneider               2/98         16,000          $4,000
Amy Yantzer                     2/98          3,000          $2,000

         There was no underwriter on the sales of any of the securities, and no commissions were paid.

         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.

ITEM 11. DESCRIPTION OF SECURITIES

         The Company has authorized 20,000,000 shares of common stock, $.001 par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the Company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

         Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Nevada Statutes, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.


ITEM 13. FINANCIAL STATEMENTS

         Please see the attached Financial Statements.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.


ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:

                  3. Articles of Incorporation and bylaws

                      FLAGSHIP INTERNATIONAL HOLDING, LTD.

                                  CONSOLIDATED
                              FINANCIAL STATEMENTS
                         SEPTEMBER 30, 2000 (UNAUDITED)
                              AND DECEMBER 31, 1999

FLAGSHIP INTERNATIONAL HOLDING, LTD.

Table of Contents

--------------------------------------------------------------------------------


                                                                            PAGE
                                                                            ----

ACCOUNTANTS' REPORT...........................................................1

CONSOLIDATED FINANCIAL STATEMENTS
     Consolidated Balance Sheets..............................................2
     Consolidated Operations..................................................3
     Consolidated Changes in Stockholders' Equity.............................4
     Consolidated Cash Flows..................................................5
     Notes to Consolidated Financial Statements...............................6

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and
Stockholders of The Flagship Companies, Inc.
Omaha, Nebraska

We have audited the accompanying balance sheet of The Flagship Companies, Inc. (a South Dakota corporation) as of December 31, 1999, and the related statements of income and retained earnings, and cash flows for the period from inception (January 26, 1999) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Flagship Companies, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the initial period then ended in conformity with generally accepted accounting principles.



Goracke & Associates, P.C.
Omaha, Nebraska

May 17, 2000

FLAGSHIP INTERNATIONAL HOLDING, LTD.
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2000 AND DECEMBER 31, 1999

--------------------------------------------------------------------------------

                                                     SEPTEMBER 30,    December 31,
                                                         2000            1999
                                                     ------------     ------------
                                                     (UNAUDITED)
ASSETS

CURRENT ASSETS
     Cash                                            $     10,489     $         --
     Accounts receivable                                   48,033               --
     Deferred income tax benefit                            1,159            1,159
     Prepaid expenses                                          --            5,000
                                                     ------------     ------------
                Total current assets                       59,681            6,159

EQUIPMENT
     Office furniture and equipment                        22,238               --
     Less accumulated depreciation                        (16,594)              --
                                                     ------------     ------------
                                                            5,644               --

OTHER ASSETS
     Other receivables                                     68,500               --
     Time share deposits                                  171,500               --
     Investment in affiliate                               28,800               --
                                                     ------------     ------------
                                                          268,800               --
                                                     ------------     ------------


TOTAL ASSETS                                         $    334,125     $      6,159
                                                     ============     ============


See Accountants' Report and Notes to Financial Statements

--------------------------------------------------------------------------------

                                                                SEPTEMBER 30,    December 31,
                                                                    2000             1999
                                                                ------------     ------------
                                                                (UNAUDITED)
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable and other accrued expenses                $     21,309     $      1,937
     Cash overdraft                                                       --               34
     Notes payable                                                    65,231            2,663
                                                                ------------     ------------
                Total current liabilities                             86,540            4,634

STOCKHOLDERS' EQUITY
     Common stock; $.001 par value per share; 20,000,000
         shares authorized                                             3,838            1,234
     Preferred stock; $1 par value per share; 500,000 shares
         authorized                                                       --               --
     Additional paid-in capital                                      254,626            4,766
     Retained earnings (deficit)                                     (10,879)          (4,475)
                                                                ------------     ------------
                Total stockholders' equity                           247,585            1,525
                                                                ------------     ------------




TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $    334,125     $      6,159
                                                                ============     ============

FLAGSHIP INTERNATIONAL HOLDING, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2000
FROM JANUARY 26, 1999 (DATE OF INCEPTION) THROUGH
SEPTEMBER 30, 1999 AND DECEMBER 31, 1999

                                                            From January 26, 1999
                                           NINE          (Date of Inception) through
                                       MONTHS ENDED     -----------------------------
                                       SEPTEMBER 30,    September 30,    December 31,
                                           2000             1999            1999
                                       ------------     ------------     ------------
                                       (UNAUDITED)      (Unaudited)
REVENUE                                $    128,090

OPERATING EXPENSES                         (139,173)    $     (1,929)    $     (5,634)

OTHER INCOME AND EXPENSES, net                4,679               --               --
                                       ------------     ------------     ------------

LOSS BEFORE INCOME TAX                       (6,404)          (1,929)          (5,634)

INCOME TAX PROVISION (BENEFIT)                   --               --           (1,159)
                                       ------------     ------------     ------------

NET LOSS                               $     (6,404)    $     (1,929)    $     (4,475)
                                       ============     ============     ============


See Accountants' Report and Notes to Financial Statements

FLAGSHIP INTERNATIONAL HOLDING, LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
NINE MONTHS ENDED SEPTEMBER 30, 2000
FROM JANUARY 26, 1999 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1999

                                                                                           ADDITIONAL   RETAINED
                                              COMMON STOCK            PREFERRED STOCK       PAID-IN     EARNINGS
                                           SHARES       AMOUNT       SHARES      AMOUNT     CAPITAL     (DEFICIT)      TOTAL
                                         ----------   ----------   ----------  ----------  ----------   ----------   ----------
ISSUANCE OF FLAGSHIP COMMON
  STOCK                                       6,000   $    6,000           --                                        $    6,000

Realization/merger with
  Flagship International Holding, Ltd.    1,227,677       (4,766)     160,000  $       --  $    4,766                        --

Net (loss)                                                                                                  (4,475)      (4,475)
                                         ----------   ----------   ----------  ----------  ----------   ----------   ----------

BALANCE, DECEMBER 31, 1999                1,233,677        1,234      160,000          --       4,766       (4,475)       1,525

Net (loss)                                                                                                  (6,404)      (6,404)

Issuance of Common Stock:

     Cash investment                         20,000           20                               19,980           --       20,000

     Regional Marketing Solutions, Inc.
       investment                            30,000           30                               29,970           --       30,000

     Brokerage Solutions, Inc.
       acquisition                           15,000           15                                  643           --          658

     BCA acquisition                        344,000          344                              (38,538)          --      (38,194)

     Flagship Companies, Inc.
       (Minnesota Corporation)
       acquisition                        2,195,390        2,195                              237,805           --      240,000
                                         ----------   ----------   ----------  ----------  ----------   ----------   ----------

BALANCE, SEPTEMBER 30, 2000               3,838,067   $    3,838      160,000  $       --  $  254,626   $  (10,879)  $  247,585
                                         ==========   ==========   ==========  ==========  ==========   ==========   ==========


See Accountants' Report and Notes to Financial Statements

FLAGSHIP INTERNATIONAL HOLDING, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2000
FROM JANUARY 26, 1999 (DATE OF INCEPTION) THROUGH
SEPTEMBER 30, 1999 AND DECEMBER 31, 1999

--------------------------------------------------------------------------------

                                                                             From January 26, 1999
                                                            NINE          (Date of Inception) through
                                                        MONTHS ENDED     -----------------------------
                                                        SEPTEMBER 30,    September 30,    December 31,
                                                            2000             1999             1999
                                                        ------------     ------------     ------------
                                                        (UNAUDITED)      (Unaudited)
OPERATING ACTIVITIES
     Net loss                                            $     (6,404)    $     (1,929)    $     (4,475)
     Adjustments to reconcile net loss to
       net cash used for operating activities
         Loss in affiliate recorded                             1,200
         Deferred income taxes                                                      --           (1,159)
          (Increase) decrease in:
            Accounts receivable                               (48,033)          (5,999)              --
            Prepaid expenses                                    5,000               --           (5,000)
         Increase (decrease) in:
            Accounts payable and accrued expenses              11,056              928            1,971
                                                         ------------     ------------     ------------

                Net cash used in operating activities         (37,181)          (7,000)          (8,663)
                                                         ------------     ------------     ------------

INVESTING ACTIVITIES
     Purchase of equipment                                     (1,588)              --               --

FINANCING ACTIVITIES
     Cash received through acquisitions                         6,534               --               --
     Proceeds from issuing Common Stock                        20,000            6,000            6,000
     Net proceeds of notes payable                             22,724            1,000            2,663
                                                         ------------     ------------     ------------
                Net cash from financing activities             49,258            7,000            8,663
                                                         ------------     ------------     ------------

NET  INCREASE IN CASH                                          10,489               --               --

CASH AT BEGINNING OF PERIOD                                        --               --               --
                                                         ------------     ------------     ------------

CASH AT END OF PERIOD                                    $     10,489     $         --     $         --
                                                         ============     ============     ============


See Accountants' Report and Notes to Financial Statements

FLAGSHIP INTERNATIONAL HOLDING, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2000 (UNAUDITED) AND DECEMBER 31, 1999

--------------------------------------------------------------------------------

NOTE 1 - PRINCIPAL ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In the opinion of management all adjustments necessary for a fair statement of the consolidated financial position and results of operations have been reflected in these consolidated financial statements.

Flagship International Holding, Ltd. (Flagship) was incorporated in Minnesota in 1969 under the name T and C Home Furnishings, Inc. The Company name has been changed several times and in December 1999, the Company became a Nevada Corporation through a merger of the Company into Flagship International Holding, Ltd., a newly created Nevada corporation.

There are no accounting records available to determine the consideration paid for the Flagship Common or Preferred Stock as well as the accumulated retained earnings deficit to date. These amounts were valued at zero in these financial statements. Flagship had no recorded assets, liabilities or equity and all amounts included in these financial statements represent amounts from The Flagship Companies, Inc. financial statements.

In October 2000 and August 2000, respectively, the stockholders of Flagship and The Flagship Companies, Inc. approved a Common Stock exchange wherein each share of The Flagship Companies, Inc. Common Stock was exchanged for one share of Flagship Common Stock. The transaction was accounted for as a pooling and was effective October 16, 2000. This transaction is treated as a reverse acquisition (recapitalization) for financial reporting purposes wherein all amounts presented (except Common and Preferred Stock information) represent Flagship Companies, Inc. amounts. Flagship Companies, Inc. began operations January 26, 1999 (date of inception) and all operating information for the periods ended September 30, 1999 and December 31, 1999 represents operations from January 26, 1999 through September 30, 1999 and December 31, 1999, respectively.

NATURE OF OPERATIONS

The present operations of The Flagship Companies, Inc. are general insurance agency related services and management fees for a cattle fattening biological sorting device. Future operations are expected to be primarily financial services within the individual condominium time-share market selling time-share units and providing loans for time-share purchases and then bundling and reselling such loans. This future business is contingent on further equity and debt financing monies becoming available to Flagship.

The Flagship Companies, Inc. was initially created as a holding company to merge several companies including: The Flagship Companies, Inc. (a Minnesota Corporation), Brokerage Solutions, Inc., Bob Casegrande & Associates, Inc., Regional Marketing Solutions, Inc., TS Sterling Company, Magic Memories Vacations, Inc., and Certified Financial Services.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



(continued on next page)

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Management has recorded the cost of other assets acquired through the Flagship Companies, Inc. (a Minnesota Corporation) merger at their recorded cost. Further management study will be made of their realizable value and appropriate amortization period. To date, no amortization has been recorded.

INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

RECLASSIFICATION

The outstanding shares of Common Stock and amounts shown for Common Stock and Additional Paid-In Capital have been restated at December 31, 1999 to reflect the recapitalization.


NOTE 2 - INCOME TAXES

Income tax benefit consists of the following components:

                                                     From January 26, 1999
                                      NINE        (Date of Inception) through
                                  MONTHS ENDED    ----------------------------
                                  SEPTEMBER 30,   September 30,   December 31,
                                      2000            1999            1999
                                  ------------    ------------    ------------
Current                           $         --    $         --    $         --
Deferred                                                                   398
Tax benefit of net operating
  loss carryforward                                                        761
                                  ------------    ------------    ------------

     Total income tax benefit     $         --    $         --    $      1,159
                                  ============    ============    ============

The Flagship Companies, Inc. had a loss carryforward of $3,697 at December 31, 1999, that may be offset against future taxable income. Management expected the carryforward to be absorbed in 2000. The net deferred income tax benefit consists of this tax loss carryforward. The Flagship tax loss carryforward amount has not been determined but may be limited due to the Common Stock ownership changes in 1999 and 2000.

Interim period statements of operations have not included an income tax provision due to the uncertain nature of annual operating results.



(continued on next page)

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 3 - RELATED PARTY TRANSACTIONS

CREDIT CARD PURCHASES - AS OF DECEMBER 31, 1999

A stockholder and an officer of The Flagship Companies, Inc. used their personal credit cards to make company purchases during 1999. The total of these purchases was $4,404 from January 26, 1999 (date of inception) to December 31, 1999. As of December 31, 1999, The Flagship Companies, Inc. had no balance owed to the stockholder or officer.

COMMON CONTROL - As of December 31, 1999

A stockholder of The Flagship Companies, Inc. is a 33% stockholder in Brokerage Solutions, Inc.; an officer of The Flagship Companies, Inc. was a 100% stockholder in Bob Casegrande & Associate's Inc., and an officer of The Flagship Companies, Inc. was a 100% stockholder in Regional Marketing Solutions, Inc., as well as a 33% stockholder in Brokerage Solutions, Inc.

LOANS PAYABLE - As of December 31, 1999

During January 26, 1999 (date of inception of the Flagship Companies, Inc.), through December 31, 1999, the majority of expenses of The Flagship Companies, Inc. were reimbursed by Brokerage Solutions, Inc., Bob Casegrande & Associates, Inc., and Regional Marketing Solutions, Inc. Also, The Flagship Companies, Inc. was loaned funds by these companies for operations. As of December 31, 1999, The Flagship Companies, Inc. had a remaining balance of $2,663 owed to these companies.


NOTE 4 - ACQUISITIONS

On June 28, 1999, The Flagship Companies, Inc. stockholders and Board of Directors approved a purchase of a 25% interest in Regional Marketing Solutions, Inc. (a Nebraska corporation). The purchase consideration was 30,000 shares of common stock of The Flagship Companies, Inc. The purchase was completed on May 15, 2000. The investment of $30,000 was recorded as an investment and has been adjusted to reflect losses incurred by Regional Marketing Solutions, Inc. since acquisition date.

On June 28, 1999, The Flagship Companies, Inc. stockholders and Board of directors approved a merger with Brokerage Solutions, Inc. (a Nebraska corporation). The Flagship Companies, Inc. is the surviving corporation. The merger was completed on May 15, 2000 and recorded as a purchase. The consideration given was 15,000 shares of Flagship Companies, Inc. Common Stock for all of the Brokerage Solutions, Inc. Common Stock.

On June 28, 1999, The Flagship Companies, Inc. stockholders and Board of Directors approved a merger with Bob Casegrande & Associates, Inc. (BCA) (an Iowa corporation). The Flagship Companies, Inc. is the surviving corporation. The merger was completed on May 15, 2000 and recorded as a purchase due to the common management of the Companies and related party transactions. The Flagship Companies, Inc. issued 344,000 shares of its Common Stock in exchange for all of the BCA Common Stock.



(continued on next page)

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

On June 28, 1999, The Flagship Companies, Inc. stockholders and Board of Directors approved a merger with The Flagship Companies, Inc. (a Minnesota corporation). The Flagship Companies, Inc. is the surviving corporation. The merger was completed on May 15, 2000 and recorded as a purchase. The Flagship Companies, Inc. issued 2,195,390 shares of Common Stock in exchange for all of the Common Stock of The Flagship Companies, Inc. (a Minnesota corporation).

Purchase accounting rules generally require assets and liabilities exchanged to be recorded at fair market value unless the transactions involve related parties. Because the Flagship Companies, Inc. Common Stock exchanged does not have a determinable fair market value, the assets and liabilities acquired in these acquisitions were recorded at cost.

On March 1, 2000, The Flagship Companies, Inc. Board of Directors approved the purchase and acquisition of TS Sterling Company (a Minnesota corporation). The Flagship Companies, Inc. is to acquire all 1,000,000 shares of TS Sterling Company common stock in exchange for 1,000,000 shares of The Flagship Companies, Inc. Common Stock. This purchase has not yet become effective and is not reflected in these financial statements.

On March 1, 2000, The Flagship Companies, Inc. Board of Directors approved the purchase and acquisition of Magic Memories Vacations, Inc. (a Minnesota corporation). The Flagship Companies, Inc. is to acquire all 1,850,000 shares of Magic Memories Vacations, Inc., common stock in exchange for 1,850,000 shares of The Flagship Companies, Inc. Common Stock. This purchase has not yet become effective and is not reflected in these financial statements.

The assets and liabilities acquired in each of these acquisitions were recorded as follows:


                                                                   Flagship
                                     Brokerage                  Companies, Inc.
                                     Solutions,                   (Minnesota
                                        Inc.           BCA       Corporation)
                                   ------------   ------------   ------------

Current assets                     $      3,058   $      3,476
Equipment, net of depreciation                           4,056
Other receivables                                                $     68,500
Time share deposits                                                   171,500
Liabilities assumed                       2,400         45,726
Amount recorded for
  Common Stock and
  additional paid in capital
  (deficit)                                 658        (38,194)       240,000

The Flagship Companies, Inc.
  Common Stock shares issued             15,000        344,000      2,195,390



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                                                                               9

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Summarized consolidated operating results for the nine months ended September 30, 2000 are as follows (operations for Brokerage Solutions, Inc. and BCA are included from May 16, 2000 through September 30, 2000, while Flagship Companies, Inc. [Minnesota Corporation] is omitted as it had no operating activity):

                                                         Brokerage                          Flagship
                                                         Solutions,                        Companies,
                         Total         Eliminations         Inc.             BCA              Inc.
                      ------------     ------------     ------------     ------------     ------------
Revenue               $    128,090     $     31,557     $     24,477     $     28,758     $    106,412
Operating expenses        (139,173)         (31,557)         (24,991)         (43,520)        (102,219)
Other income, net            4,679                                                               4,679
                      ------------     ------------     ------------     ------------     ------------

Net income (loss)     $     (6,404)    $         --     $       (514)    $    (14,762)    $      8,872
                      ============     ============     ============     ============     ============

The elimination amounts represent reimbursed expenses recorded as revenue within the individual companies.

Summarized proforma consolidated operating results for the period from January 26, 1999 (Date of Inception) through September 30, 1999 (operations for Brokerage Solutions, Inc. and BCA are included for the nine months ended September 30, 1999, while Flagship Companies, Inc. [Minnesota Corporation] is omitted as it had no operating activity) are as follows (as if the acquisitions had taken place as of January 1, 1999):

                                                         Brokerage                          Flagship
                                                         Solutions,                        Companies,
                         Total         Eliminations         Inc.             BCA              Inc.
                      ------------     ------------     ------------     ------------     ------------
Revenue               $    175,983                      $     35,688     $    140,295
Operating expenses        (179,925)                          (35,824)        (142,172)    $     (1,929)
                      ------------     ------------     ------------     ------------     ------------

Net loss              $     (3,942)    $         --     $       (136)    $     (1,877)    $     (1,929)
                      ============     ============     ============     ============     ============


NOTE 5 - NOTES PAYABLE

These notes are primarily due to related parties, including officers and stockholders. These amounts are due on demand and bear interest at rates ranging from 9 percent to 11 percent.


NOTE 6 - PREFERRED STOCK

Flagship and its preferred stockholders have reached an agreement to exchange each preferred share for one share of Common Stock. This will increase the Common Stock shares outstanding by 160,000 shares and eliminate all outstanding Preferred Stock shares.



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                                                                              10

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 7 - OTHER ASSETS

The other receivables and time-share deposits are valued at their cost as recorded by The Flagship Companies, Inc. (a Minnesota Corporation). Management has not yet determined the fair value of these assets.


NOTE 8 - BIO SORT MANAGEMENT CONTRACT

The Flagship Companies, Inc. performs management services for Bio Sort Technology International, Inc. These fees are $6,000 per month plus a commission of 2.5% of scanning fee revenue. This revenue totaled $26,000 for the nine months ended September 30, 2000.


NOTE 9 - WARRANTS

Flagship has reached an agreement with certain officers, directors, or stockholders wherein warrants for the purchase of 100,000 shares of Common Stock will be issued at $1 per share exercisable for a period of two years from the date of registration of the Company's Common Stock. The Company has also issued a warrant for 400,000 shares of Common Stock to a significant stockholder exercisable through November 1, 2002 at a price of eighty percent of the market price of the Common Stock at date of exercise.

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date: January 25, 2001                      Flagship International Holding, Ltd.



                                            /s/ Lowell Johnson
                                            ------------------------------------
                                            Lowell Johnson, President, Director


                                            /s/ Steven Johnson
                                            ------------------------------------
                                            Steven Johnson, CEO, Director


                                            /s/ Wayne Nelson
                                            ------------------------------------
                                            Wayne Nelson, CFO, Director


                                            /s/ Michael Kruger
                                            ------------------------------------
                                            Michael Kruger, COO, Director


                                            /s/ Ronald Lantz
                                            ------------------------------------
                                            Ronald Lantz, Director


                                            /s/ William C. Hough
                                            ------------------------------------
                                            William C. Hough, Director


                                            /s/ Doug Duey
                                            ------------------------------------
                                            Doug Duey, Director


                                            /s/ Bob Casagrande
                                            ------------------------------------
                                            Bob Casagrande, Manager